Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
CSX Corporation
Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 25, 2009		Dec. 26, 2008		Dec. 28, 2007		Dec. 29, 2006		Dec. 30, 2005
EARNINGS:
Earnings before Income Taxes	$1,761		$2,350		$1,948		$1,853		$1,029
Interest Expense	558		519		417		392		423
Amortization of debt discount	–		–		–		4		5
Interest Portion of Fixed Rent	26		32		38		47		56
Undistributed Earnings of Unconsolidated Subsidiaries	(41)		(75)		(60)		(48)		(56)
Earnings, as Adjusted	$2,303		$2,826		$2,343		$2,249		$1,457
FIXED CHARGES:
Interest Expense	$558		$519		$417		$392		$423
Capitalized Interest	7		7		5		3		2
Amortization of debt discount	–		–		–		4		5
Interest Portion of Fixed Rent	26		32		38		47		56
Fixed Charges	$591		$558		$460		$446		$487
Ratio of Earnings to Fixed Charges	3.9	x	5.1	x	5.1	x	5.0	x	3.0	x